# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oak Woods Acquisition Corp, CIK 0001945422
CUSIP: 67190B104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 101 ROSWELL DRIVE, NEPEAN, Ontario Canada (A6), K2J0H5
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005883
Filed by CIK 0001167557

## Reporting persons
- AQR Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 153,269; sole dispositive power 0; shared dispositive power 153,269; aggregate amount beneficially owned 153,269 (3.91% of the class)
- AQR Capital Management Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 153,269; sole dispositive power 0; shared dispositive power 153,269; aggregate amount beneficially owned 153,269 (3.91% of the class)
- AQR Arbitrage, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 153,269; sole dispositive power 0; shared dispositive power 153,269; aggregate amount beneficially owned 153,269 (3.91% of the class)

## Item 1. Issuer
Name of issuer: Oak Woods Acquisition Corp
Address of issuer's principal executive offices:
101 ROSWELL DRIVE
NEPEAN, ONTARIO, CANADA
K2J0H5

## Item 2. Person Filing
Name of person filing:
AQR Capital Management, LLC

AQR Capital Management Holdings, LLC

AQR Arbitrage, LLC
Address of principal business office or, if none, residence:
ONE GREENWICH PLAZA
SUITE 130
Greenwich, Connecticut
06830
Citizenship:
AQR Capital Management, LLC - UNITED STATES

AQR Capital Management Holdings, LLC - UNITED STATES

AQR Arbitrage, LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 153,269
Percent of class: 3.91
Sole power to vote or to direct the vote:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0

AQR Arbitrage, LLC - 0
Shared power to vote or to direct the vote:
AQR Capital Management, LLC - 153,269

AQR Capital Management Holdings, LLC - 153,269

AQR Arbitrage, LLC - 153,269
Sole power to dispose or to direct the disposition:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0

AQR Arbitrage, LLC - 0
Shared power to dispose or to direct the disposition:
AQR Capital Management, LLC - 153,269

AQR Capital Management Holdings, LLC - 153,269

AQR Arbitrage, LLC - 153,269

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
AQR Capital Management Holdings, LLC, AQR Capital Management, LLC, and AQR Arbitrage, LLC hereby agree that this Schedule 13G is filed on behalf of each of the parties. AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. AQR Arbitrage, LLC is deemed to be controlled by AQR Capital Management, LLC.

## Signatures
- AQR Capital Management, LLC: Henry Parkin, Authorized Signatory (05/15/2025)
- AQR Capital Management Holdings, LLC: Henry Parkin, Authorized Signatory (05/15/2025)
- AQR Arbitrage, LLC: Henry Parkin, Authorized Signatory (05/15/2025)